United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__ .)

Purchases of equity securities by the issuer and affiliated purchasers on July 31, 2021

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				195,836,647	3.71%	3.71%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	J.P. Morgan CCVM SA	Buy	06/29/21	2,368,000	112.31609	265,964,492.67
Shares	VALE3	J.P. Morgan CCVM SA	Buy	06/30/21	2,482,400	113.21478	281,044,370.06
Shares	VALE3	J.P. Morgan CCVM SA	Buy	07/02/21	2,559,300	112.87992	288,893,569.79
Shares	VALE3	Santander CCVM S.A	Buy	07/06/21	2,423,400	113.70005	275,540,702.00
Shares	VALE3	Santander CCVM S.A	Buy	07/08/21	2,809,800	113.00905	317,532,840.00
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				208,479,547	3.95%	3.95%

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				50,924,899	0.96%	0.964%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
ADS	VALE	Bradesco Securities Inc	Buy	06/29/21	2,105,600	22.78240	237,214,723.02
ADS	VALE	Bradesco Securities Inc	Buy	06/30/21	2,457,000	22.66600	278,574,328.80
ADS	VALE	Bradesco Securities Inc	Buy	07/02/21	2,482,200	22.42970	280,006,284.24
ADS	VALE	XP Investments US	Buy	07/06/21	3,809,048	21.97425	432,273,679.73
ADS	VALE	XP Investments US	Buy	07/08/21	3,278,594	21.58400	372,132,728.50
ADS	VALE	Bradesco Securities Inc	Buy	07/09/21	1,853,800	22.39830	217,546,049.77
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				66,911,141	1.27%	1.27%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)
	By:	/s/ Ivan Fadel
Date: August 12, 2021		Head of Investor Relations